			EXHIBIT 12.1

Omeros Corporation
Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	For the nine months ended		Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(in thousands)	(in thousands)
Earnings before fixed charges:
Loss from continuing operations before income taxes	$(47,113)	$(75,096)	$(73,673)	$(39,796)	$(38,444)	$(28,546)
Add fixed charges	7,667	8,295	6,824	5,621	2,305	2,144
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—	—
Loss before fixed charges	$(39,446)	$(66,801)	$(66,849)	$(34,175)	$(36,139)	$(26,402)
Fixed Charges:
Interest expense	$4,174	$2,709	$2,710	$1,865	$1,355	$1,532
Amortization of debt expense and loss from extinguishment of debt	1,193	2,177	759	502	374	352
Estimate of interest expense within rental expense	2,300	3,409	3,355	3,254	576	260
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total fixed charges	$7,667	$8,295	$6,824	$5,621	$2,305	$2,144
Deficiency of earnings available to cover fixed charges	$(47,113)	$(75,096)	$(73,673)	$(39,796)	$(38,444)	$(28,546)